Exhibit 99.1

Fortis Inc. Joins Energy Impact Partners Utility Coalition

Energy Impact Partners adds a large North American utility as investment firm expands throughout the continent

New York City, New York and St. John’s, Newfoundland and Labrador (September 12, 2016): Energy Impact Partners LP (EIP) today announced the addition of Fortis Inc. (Fortis) (TSX:FTS) to its Nexus strategic partner network. Fortis joins Southern Company (NYSE:SO), National Grid plc (NYSE:NGG), Xcel Energy Inc. (NYSE:XEL), Ameren Corporation (NYSE:AEE) and Great Plains (NYSE:GXP) as strategic partners investing in innovative technologies to improve customer service, reduce costs and increase revenues.

EIP is a private equity fund that invests in emerging technologies, products, services and business models across the full electricity supply chain from generation to consumption. EIP recently announced investments in AutoGrid Systems, which provides big data analytics and cloud computing solutions for the energy industry, and in Sense Labs, a leading home energy intelligence and management platform.

“Fortis is pleased to make a strategic investment in the Energy Impact Partners Utility Coalition,” said Barry Perry, President and CEO of Fortis. “Fortis’ nine operating utilities throughout North America are focused on responding to customer needs. In doing so, we are actively committed to innovation and investigating emerging technologies in the utility sector, which will reduce costs and enable us to deliver reliable energy safely to our customers.”

“Fortis will bring new perspectives to Energy Impact Partners,” said EIP CEO and Managing Partner Hans Kobler. “Our strategic coalition now spans all of North America, offering insights from a variety of regulatory environments and a full range of customers. The breadth of these partnerships truly provides a platform for our portfolio companies to scale.”

“Fortis has a very diverse North American footprint. We operate in a variety of climates and regulatory environments that span Canada, the United States and the Caribbean,” said James Laurito, EVP of Business Development for Fortis. “Working with the team at EIP, we will remain at the forefront of emerging technologies in the ever-changing utility industry.”

About Energy Impact Partners

Energy Impact Partners is a collaborative strategic investment firm that invests in companies optimizing energy consumption and improving sustainable energy generation. Through close collaboration with its strategic investor base, EIP seeks to bring the best companies, buying power and vision in the industry to bear on the emerging energy landscape. EIP’s partners include Southern Company (NYSE: SO), National Grid (NYSE: NGG), Xcel Energy (NYSE: XEL), Ameren (NYSE: AEE), Great Plains Energy (NYSE: GXP) and Fortis Inc. (TSX: FTS). For more information, visit www.energyimpactpartners.com

About Fortis Inc.

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately CAD$29 billion and fiscal 2015 revenue of CAD$6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Energy Impact Partners Media Contact:

Eugene Hunt

Trevi Communications

gene@trevicomm.com

978.750.0333

Fortis Inc. Contacts:

Media

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

kmccarthy@fortisinc.com

709.737.5323

Investors

Ms. Janet Craig

Vice President, Investor Relations

jcraig@fortisinc.com

709.737.2863